TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
December 26, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Business Report for Fiscal Year 2003; and

2. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dw 1/20

File No. 82-34673

For Fiscal Year 2003

SEMI-ANNUAL BUSINESS REPORT

April 1, 2003 through September 30, 2003

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, President, CEO & COO of the Company, are included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For the six months ended September 30, 2001	For the six months ended September 30, 2002	For the six months ended September 30, 2003	*(For Reference)* For the year ended March 31, 2003
Sales	1,090	1,137	1,133	2,327
Operating Profit	120	131	121	271
Current Profit	141	133	124	276
Net Profit	129	78	78	154
Total Assets	2,361	2,761	2,872	2,567
Net Assets (shareholders' equity)	1,540	1,924	2,052	1,853
EPS (Net Profit per Share) (yen)	300	175	175	337

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

RECENT TOPICS

Several corporate achievements of the Company are highlighted, including:

- holding of a forum "Dream up the Future 2003" (held on September 25);
- the Company chosen by the research analysts as one of the excellent companies in corporate disclosure (announced on September 25);

- commencement of the operation of a new "Sales Process Management" system for Sony Life Insurance Co., Ltd., designed and developed by the Company (announced on September 4); and
- implementation of a survey on consumer awareness on protection of personal information (announced on July 9).

INTRODUCTION OF BUSINESS

Among the businesses of the Company, the solution business for securities companies and insurance companies is highlighted.

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the Six Months Ended September 30, 2003

The general economic conditions in and outside Japan and the results of operations of the Company for the period are mentioned.

Significant trends included:

- Total sales decreased by 0.4% to 113.3 billion yen.
- Operating profit decreased by 8.1% to 12.1 billion yen.
- Current profit decreased by 6.6% to 12.4 billion yen.
- Net profit for the current period decreased by 0.1% to 7.8 billion yen.

Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services decreased by 3.0% to 92.0 billion yen. Operating profit of the System Solution Services decreased by 22.6% to 9.2 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 12.7% to 21.2 billion yen. Operating profit of the Consulting/Knowledge Services increased by 131.5% to 2.8 billion yen.

Forecast of Business Results for the Fiscal Year 2003

The consolidated sales are expected to increase by 5.3% to 245.0 billion yen compared to fiscal year 2002. Consolidated operating profit is expected to increase by 3.1% to 28.0 billion yen. Consolidated current profit is expected to increase by 2.8% to 28.4 billion yen. Consolidated net profit for the fiscal year 2003 is expected to increase by 3.5% to 16.0 billion yen.

Consolidated Sales by Business Segments

The amounts of sales for the period in the Company's business by category of service and comparisons to the amounts of the same period last year are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	(Millions of yen)		
	For the six months ended September 30, 2002 (As of September 30, 2002)	For the six months ended September 30, 2003 (As of September 30, 2003)	For the year ended March 31, 2003 (As of March 31, 2003)
Assets			
Current assets:			
Cash and deposits	19,939	17,220	26,739
Notes receivable / Accounts receivable	27,843	30,472	31,203
Securities	60,424	72,425	62,020
Others	19,263	22,952	15,574
Total current assets	127,471	143,070	135,538
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	12,478	11,913	12,365
Machinery and equipment	5,571	4,811	5,139
Tools, furniture and fixtures	5,317	4,944	5,134
Land	7,635	7,635	7,635
Total tangible fixed assets	31,003	29,304	30,274
Intangible fixed assets	30,936	35,465	33,816
Investment and others:			
Investment securities	63,872	62,646	33,767
Shares of related companies	9,057	3,527	8,780
Long-term guarantee money paid	9,038	8,961	10,065
Others	4,722	4,244	4,554
Total investment and others	86,691	79,379	57,168
Total fixed assets	148,631	144,150	121,259
Total Assets	276,102	287,221	256,798

Liabilities			
Current liabilities:			
Accounts payable	19,296	19,878	21,312
Accrued income taxes	4,587	6,434	5,127
Others	14,750	14,502	14,040
Total current liabilities	38,634	40,815	40,480
Fixed liabilities:			
Deferred tax liabilities	15,616	15,454	5,554
Accrued severance and retirement benefits	22,032	22,672	22,277
Others	7,376	3,044	3,135
Total fixed liabilities	45,025	41,171	30,967
Total Liabilities	83,659	81,987	71,448
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	132,772	147,043	140,334
Variance of the estimate of other securities	26,289	25,479	11,797
Equity adjustment from foreign currency translation	-17	-687	-180
Treasury stock	-1	-1	-1
Total Shareholders' Equity	192,443	205,233	185,350
Total Liabilities and Shareholders' Equity	276,102	287,221	256,798

Consolidated Statement of Income

	(Millions of yen) For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the year ended March 31, 2003
Sales	113,774	113,309	232,743
Cost of sales	84,628	85,150	173,545
Gross profit	29,145	28,158	59,198
Selling, general and administrative expenses	15,967	16,052	32,034
Operating profit	13,178	12,106	27,164
Non-operating revenues	698	632	1,190
Non-operating expenses	542	289	727
Current profit	13,334	12,449	27,627
Extraordinary profit	590	1,751	7,369
Extraordinary loss	193	147	7,818
Net profit before tax, etc.	13,731	14,053	27,177
Income taxes, etc.	5,834	6,161	11,718
Net profit for the current period	7,897	7,891	15,459

Consolidated Statement of Cash Flows

	(Millions of yen)		
	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the year ended March 31, 2003
(Cash flow from operating activities)			
Net profit before tax, etc.	13,731	14,053	27,177
Depreciation	5,743	6,270	13,244
Others	-10,522	-7,360	-12,530
Total	8,952	12,963	27,891
Interest and dividend income	584	351	877
Interest expenses	-52	-43	-101
Income taxes paid	-8,593	-5,251	-14,054
Cash flow from operating activities	891	8,019	14,611
(Cash flow from investing activities)			
Payments for purchases of tangible fixed assets	-2,313	-1,754	-4,734
Proceeds from sales of tangible fixed assets	34	31	14
Payments for purchases of intangible fixed assets	-8,189	-5,687	-16,220
Proceeds from sales of intangible fixed assets	18	46	63
Payments for purchases of investment securities / shares of related companies	-4,206	-45	-5,920
Proceeds from sales / redemption of investment securities / shares of related companies	177	1,901	7,187
Others	369	25	615
Cash flow from investing activities	-14,109	-5,481	-18,994
(Cash flow from financing activities)			
Payments of long-term borrowings	-304	-304	-608
Payments of dividends	-894	-897	-895
Cash flow from financing activities	-1,198	-1,201	-1,503
Effect of exchange rate changes on cash and cash equivalents	-421	-449	-556
Net increase (or decrease) in cash and cash equivalents	-14,839	885	-6,442
Cash and cash equivalents at beginning of the period	95,203	88,760	95,203
Cash and cash equivalents at end of the period	80,364	89,646	88,760

FINANCIAL STATEMENTS

Balance Sheet

	(Millions of yen)		
	For the six months ended September 30, 2002 (As of September 30, 2002)	For the six months ended September 30, 2003 (As of September 30, 2003)	For the year ended March 31, 2003 (As of March 31, 2003)
Assets			
Current assets:			
Cash and deposits	10,619	8,710	17,684
Notes receivable / Accounts receivable	24,655	28,209	28,367
Securities	60,424	72,425	62,020
Others	18,078	20,984	14,475
Total current assets	113,776	130,330	122,549
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	10,461	9,995	10,366
Machinery and equipment	4,032	3,333	3,844
Tools, furniture and fixtures	4,102	3,727	3,878
Land	4,953	4,953	4,953
Total tangible fixed assets	23,550	22,009	23,042
Intangible fixed assets	28,980	33,570	32,019
Investment and others:			
Investment securities	63,868	62,642	33,763
Shares of related companies	13,770	8,501	13,603
Long-term guarantee money paid	10,040	9,958	11,059
Others	3,298	2,544	2,910
Total investment and others	90,978	83,647	61,336
Total fixed assets	143,509	139,227	116,398
Total Assets	257,285	269,557	238,948

Liabilities			
Current liabilities:			
Accounts payable	20,823	21,549	22,425
Accrued income taxes	3,050	4,674	3,212
Others	19,972	25,177	23,295
Total current liabilities	43,846	51,401	48,933
Fixed liabilities:			
Deferred tax liabilities	15,422	15,047	5,363
Accrued severance and retirement benefits	20,043	20,240	19,820
Others	5,802	1,436	1,658
Total fixed liabilities	41,269	36,724	26,842
Total Liabilities	85,116	88,125	75,776
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	112,482	122,554	117,975
Variance of the estimate of other securities	26,289	25,479	11,797
Treasury stock	-1	-1	-1
Total Shareholders' Equity	172,169	181,431	163,171
Total Liabilities and Shareholders' Equity	257,285	269,557	238,948

Statement of Income

	(Millions of yen)		
	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the year ended March 31, 2003
Sales	103,744	102,370	211,573
Cost of sales	79,494	80,122	162,432
Gross profit	24,249	22,247	49,141
Selling, general and administrative expenses	14,505	14,248	29,110
Operating profit	9,743	7,998	20,031
Non-operating revenues	541	382	858
Non-operating expenses	482	229	586
Current profit	9,802	8,151	20,303
Extraordinary profit	221	1,883	6,998
Extraordinary loss	188	115	7,480
Net profit before tax	9,835	9,919	19,821
Income taxes, etc.	4,162	4,252	8,655
Net profit for the current period	5,672	5,666	11,165
Profit brought forward	1,425	1,566	1,425
Unappropriated profit for the current period	7,097	7,232	12,591

COMPANY DATA (as of September 30, 2003)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders

The names of top ten shareholders are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

Officers

The names of 15 Directors, 5 Corporate Auditors and 19 Executive Officers are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on December 5, 2003. Such report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.